UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 30, 2014

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

 Interim Management Statement - dated 30 October 2014

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 30, 2014

By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: October 30, 2014

By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

Barclays PLC
Interim Management Statement
30 September 2014

Table of Contents

Interim Management Statement	Page
Performance Highlights	4-6
Group Performance Review	7-9
Results by Business
• Personal and Corporate Banking	10
• Barclaycard	11
• Africa Banking	12
• Investment Bank	13-14
• Head Office	15
• Barclays Non-Core	16-17
Appendix I - Quarterly Results Summary	18-19
Appendix II - Performance Management
• Returns and Equity by Business	20-21
• Margins and Balances	22
Appendix III - Consolidated Summary Income Statement, Balance Sheet and Statement of Changes in Equity	23-25
Appendix IV - Capital	26-27
Appendix V - Leverage	28
Appendix VI - Credit Risk	29
Appendix VII - Other Information	30

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Notes
The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the nine months to 30 September 2014 to the corresponding nine months of 2013 and balance sheet analysis as at 30 September with comparatives relating to 30 June 2014. The abbreviations '£m' and '£bn' represent millions and thousands of millions of Pounds Sterling respectively; and the abbreviations '$m' and '$bn' represent millions and thousands of millions of US Dollars respectively. The comparatives have been restated to reflect the implementation of the Group structure changes and the reallocation of elements of the Head Office results under the revised business structure. These restatements were detailed in our announcement on 10 July 2014, accessible at http://www.barclays.com/barclays-investor-relations/results-and-reports.

Adjusted profit before tax, adjusted attributable profit and adjusted performance metrics have been presented to provide a more consistent basis for comparing business performance between periods. Adjusting items are considered to be significant but not representative of the underlying business performance. Items excluded from the adjusted measures are: the impact of own credit; provisions for Payment Protection Insurance and claims management costs (PPI) and interest rate hedging redress; gain on US Lehman acquisition assets; provision for ongoing investigations into Foreign Exchange; loss on announced sale of the Spanish business; and goodwill impairment. As management reviews adjusting items at a Group level, results by business are presented excluding these items. The reconciliation of adjusted to statutory performance is done at a Group level only.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the Results glossary that can be accessed at www.Barclays.com/results.

The information in this announcement, which was approved by the Board of Directors on 29 October 2014 does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2013, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished as a Form 6-K to the SEC as soon as practicable following their publication. Once furnished to the SEC, copies of the Form 6-K will also be available from the Barclays Investor Relations website www.barclays.com/investorrelations and from the SEC's website at http://www.sec.gov.

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the Transform Programme and Group Strategy Update, run-down of assets and businesses within Barclays Non-Core, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards (IFRS), evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of the Group; the potential for one or more countries exiting the Eurozone; the impact of EU and US sanctions on Russia; the implementation of the Transform Programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group's control. As a result, the Group's actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Additional risks and factors are identified in our filings with the SEC including our Annual Report on Form 20-F for the fiscal year ended 31 December 2013, which are available on the SEC's website at http://www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (the LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays' expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the SEC.
Performance Highlights

Chief Executive's Statement

"These results, with a 5% increase in profits before tax, show further steady progress towards our Transform financial commitments for 2016, and demonstrate how our strategic decision to rebalance Barclays has created greater resilience in the Group. Our Core businesses - the future of Barclays - have delivered an ROE of 10.5%, driven by our powerhouse Personal and Corporate Banking business and continued strong growth in Barclaycard. The strength of our Africa Banking franchise is clearly visible despite currency headwinds. The Investment Bank's performance in the quarter was disappointing, but we have been able to offset that within the rebalanced Group and still deliver good Core performance. We have strengthened capital and leverage, net tangible asset value per share is up, and we continue to drive costs lower. Equity is being released from our Non-Core as RWAs come down, and we saw good progress in business disposals such as the sale of the Spanish business. In aggregate, this is a good performance from the Group, our strategy is working, and we expect to see continued progress as we go forward."

Antony Jenkins, Group Chief Executive

Progress on Transform: Higher Group adjusted PBT, driven by positive cost to income jaws across the majority of the Core business and continued Non-Core run down resulting in improved Group capital and leverage ratios

• Group adjusted profit before tax increased 5% to £4,939m with Core adjusted profit before tax broadly stable at £5,587m (2013: £5,682m) and an improvement in Non-Core loss before tax of 33% to £648m

• Total adjusted operating expenses decreased7% to £13,186m, with a reduction in headcount of 7,800 since September 2013

• Fully loaded Common Equity Tier 1 (CET1) ratio increased to 10.2% (June 2014: 9.9%) and the estimated BCBS leverage ratio increased to 3.5% (June 2014: 3.4%). Subject to completion, the announced Spanish business sale would result in an increase in the CRD IV fully loaded CET1 ratio to 10.4% as at 30 September 2014

• Net tangible asset value per share increased 8p from June 2014 to 287p

Other notable items:

• A £461m gain on US Lehman acquisition assets has been recognised as an adjusting item. 2013 adjusted profit before tax has been restated to exclude the Q213 £259m gain for comparability

• A £500m provision has been recognised relating to ongoing investigations into Foreign Exchange with certain regulatory authorities

• Provision release of £160m for interest rate hedging redress, for which outcomes have been communicated to 99% of customers covered by the redress exercise

• Additional PPI redress provision of £170m based on an updated current best estimate of future redress and associated costs

• Loss on the announced sale of the Spanish business of £364m

Performance Highlights

Barclays Unaudited Results	Adjusted			Statutory
for the Nine Months Ended	30.09.14	30.09.131		30.09.14	30.09.13
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	19,710	21,257	(7)	20,267	21,391	(5)
Credit impairment charges and other provisions	(1,595)	(2,353)	32	(1,595)	(2,353)	32
Net operating income	18,115	18,904	(4)	18,672	19,038	(2)
Operating expenses	(12,051)	(13,239)	9	(12,051)	(13,239)	9
Litigation and conduct	(309)	(164)	(88)	(1,719)	(2,164)	21
Operating expenses excluding costs to achieve Transform	(12,360)	(13,403)	8	(13,770)	(15,403)	11
Costs to achieve Transform	(826)	(741)	(11)	(826)	(741)	(11)
Total operating expenses	(13,186)	(14,144)	7	(14,596)	(16,144)	10
Loss on announced sale of the Spanish business2	-	-		(364)	-
Other net income/(expenses)	10	(43)		10	(43)
Profit before tax	4,939	4,717	5	3,722	2,851	31
Tax charge	(1,630)	(1,505)	(8)	(1,496)	(1,040)	(44)
Profit after tax	3,309	3,212	3	2,226	1,811	23
Non-controlling interests	(551)	(629)	12	(551)	(629)	12
Other equity interests3	(170)	-		(170)	-
Attributable profit	2,588	2,583	-	1,505	1,182	27

Performance Measures
Return on average tangible shareholders' equity3	7.4%	7.7%		4.4%	3.6%
Return on average shareholders' equity3	6.3%	6.6%		3.8%	3.1%
Cost: income ratio	67%	67%		72%	75%
Loan loss rate (bps)	43	64		43	64

Basic earnings per share3	16.1p	19.0p		9.4p	8.7p
Dividend per share	3.0p	3.0p		3.0p	3.0p

Balance Sheet and Leverage				30.09.14	30.06.14
Net tangible asset value per share				287p	279p
Net asset value per share				336p	327p
Estimated BCBS 270 leverage exposure				£1,324bn	£1,353bn

Capital Management				30.09.14	30.06.14
CRD IV fully loaded
Common equity tier 1 ratio				10.2%	9.9%
Common equity tier 1 capital				£42.0bn	£40.8bn
Tier 1 capital				£46.6bn	£45.4bn
Risk weighted assets				£413bn	£411bn
Estimated BCBS 270 leverage ratio				3.5%	3.4%

Funding and Liquidity				30.09.14	30.06.14
Group liquidity pool				£146bn	£134bn
Estimated CRD IV liquidity coverage ratio				115%	107%
Loan: deposit ratio4				90%	92%

Adjusted Profit Reconciliation Nine Months Ended				30.09.14	30.09.13
Adjusted profit before tax				4,939	4,717
Own credit				96	(125)
Provisions for PPI and interest rate hedging redress				(910)	(2,000)
Gain on US Lehman acquisition assets1				461	259
Provision for ongoing investigations into Foreign Exchange				(500)	-
Loss on announced sale of the Spanish business2				(364)	-
Statutory profit before tax				3,722	2,851

1 2013 adjusted income and profit before tax has been restated to exclude the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition to aid comparability given its material nature in the current year.

2 The loss on the announced sale of the Spanish business of £364m represents a £680m impairment of assets in the Spanish businesses agreed for sale subject to completion at or shortly after the end of the year, partially offset by a £316m gain on related hedging instruments. There are also accumulated currency translation reserve losses of approximately £100m, subject to movements in the EUR exchange rate, which will be recognised on completion.

3 The profit after tax attributable to other equity holders of £170m (2013: £nil) is offset by a tax credit recorded in reserves of £36m (2013: £nil). The net amount of £134m, along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share, return on average tangible shareholders' equity and return on average shareholders' equity.

4 Loan: deposit ratio for PCB, Barclaycard, Africa Banking and Non-Core retail.

Performance Highlights

Barclays Core and Non-Core Results	Barclays Core			Barclays Non-Core
for the Nine Months Ended	30.09.14	30.09.131		30.09.14	30.09.13
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	18,682	19,414	(4)	1,028	1,843	(44)
Credit impairment charges and other provisions	(1,429)	(1,629)	12	(166)	(724)	77
Net operating income	17,253	17,785	(3)	862	1,119	(23)
Operating expenses	(10,870)	(11,764)	8	(1,181)	(1,475)	20
Litigation and conduct	(194)	(104)	(87)	(115)	(60)	(92)
Costs to achieve Transform	(655)	(306)		(171)	(435)	61
Total operating expenses	(11,719)	(12,174)	4	(1,467)	(1,970)	26
Other net income/(expenses)	53	71	(25)	(43)	(114)	62
Profit/(loss) before tax	5,587	5,682	(2)	(648)	(965)	33
Tax charge	(1,774)	(1,666)	(6)	144	161	(11)
Profit/(loss) after tax	3,813	4,016	(5)	(504)	(804)	37
Non-controlling interests	(458)	(537)	15	(93)	(92)	(1)
Other equity interests	(129)	-		(41)	-
Attributable profit/(loss)	3,226	3,479	(7)	(638)	(896)	29

Performance Measures
Return on average tangible shareholders' equity2	12.8%	16.9%		(5.4%)	(9.2%)
Average allocated tangible equity (£bn)	£34bn	£27bn		£14bn	£17bn
Return on average shareholders' equity2	10.5%	13.3%		(4.2%)	(6.7%)
Average allocated equity (£bn)	£41bn	£35bn		£14bn	£17bn
Cost: income ratio	63%	63%		143%	107%
Basic earnings per share contribution	20.0p	25.6p		(3.9p)	(6.6p)

Capital Management	30.09.14	30.06.14		30.09.14	30.06.14
CRD IV fully loaded
Risk weighted assets	£332bn	£324bn		£81bn	£87bn

	30.09.14	30.09.131
Income by Business	£m	£m	% Change
Personal and Corporate Banking (PCB)	6,597	6,557	1
Barclaycard	3,247	3,069	6
Africa Banking3	2,701	3,059	(12)
Investment Bank1	5,922	6,814	(13)
Head Office	215	(85)
Barclays Core	18,682	19,414	(4)
Barclays Non-Core	1,028	1,843	(44)
Barclays Group adjusted income	19,710	21,257	(7)

	30.09.14	30.09.131
Profit/(Loss) Before Tax by Business	£m	£m	% Change
Personal and Corporate Banking (PCB)	2,257	1,907	18
Barclaycard	1,126	927	21
Africa Banking3	756	846	(11)
Investment Bank1	1,342	2,156	(38)
Head Office	106	(154)
Barclays Core	5,587	5,682	(2)
Barclays Non-Core	(648)	(965)	33
Barclays Group adjusted profit before tax	4,939	4,717	5

1 2013 adjusted income and profit before tax has been restated to exclude the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition to aid comparability given its material nature in the current year.

2 Return on average equity and average tangible equity for Barclays Non-Core represents its impact on the Group, being the difference between Barclays Group returns and Barclays Core returns. This does not represent the return on average equity and average tangible equity of the Non-Core business.

3 Africa Banking income increased 8% and profit before tax increased 11% on a constant currency basis.

Group Performance Review

Income Statement

Group performance

• Adjusted profit before tax increased 5% to £4,939m as improvements in Personal and Corporate Banking (PCB) and Barclaycard were partly offset by a reduction in the Investment Bank and adverse currency movements in Africa Banking

• Adjusted income decreased 7% to £19,710m whilst impairment reduced by 32% to £1,595m, resulting in a 4% decrease in net operating income to £18,115m. We anticipate a modest increase in the impairment run rate in Q414, but our expectations are for 2014 full year impairment to be slightly below guidance provided at the 2014 Interim Results

• Adjusted total operating expenses were down 7% to £13,186m, with a reduction in headcount of 7,800 since September 2013, as a result of restructuring savings associated with Transform initiatives, and currency movements. This included costs to achieve Transform of £826m (2013: £741m) and litigation and conduct charges of £309m (2013: £164m). Costs to achieve Transform are expected to be £1.3bn for 2014 full year, £700m in 2015 and £200m in 2016

• Statutory profit before tax was £3,722m (2013: £2,851m), also reflecting a gain on own credit of £96m (2013: loss of £125m), an additional £910m (2013: £2,000m) net provision for PPI and interest rate hedging redress, a gain on US Lehman acquisition assets of £461m (2013: £259m), a £500m provision for ongoing investigations into Foreign Exchange with certain regulatory authorities and a £364m loss on the announced sale of the Spanish business

• The effective tax rate on adjusted profit before tax increased to 33.0% (2013: 31.9%) and the effective tax rate on statutory profit before tax increased to 40.2% (2013: 36.5%)

• Adjusted Group attributable profit was £2,588m (2013: £2,583m), resulting in an adjusted Group return on average shareholders' equity of 6.3% (2013: 6.6%)

Core performance

• Profit before tax remained broadly in line at £5,587m (2013: £5,682m), as a 38% reduction in the Investment Bank was largely offset by improved performance across the majority of the Core business

• Income decreased 4% to £18,682m, reflecting a reduction in the Investment Bank and a reduction in Africa Banking, due to currency movements, partially offset by growth in Barclaycard and PCB. Investment Bank income was down 13% year to date to £5,922m and down 10% to £1,665m in Q314 relative to Q313 due to lower Investment Banking fees and lower client volumes in Credit and Equities

- Net interest income of PCB, Barclaycard and Africa Banking increased 4% to £8,513m driven by strong savings income growth in PCB and volume growth in Barclaycard, partially offset by a reduction in Africa Banking due to currency movements

• Credit impairment charges improved 12% to £1,429m, reflecting lower impairments across most of the businesses, particularly PCB, due to the improving UK economic environment

• Total operating expenses decreased 4% to £11,719m, reflecting improvements across most of the businesses as a result of savings associated with Transform initiatives partially offset by higher costs to achieve Transform charges of £655m (2013: £306m) and higher litigation and conduct charges of £194m (2013: £104m)

• Attributable profit decreased to £3,226m (2013: £3,479m) and the Core return on equity decreased to 10.5% (2013: 13.3%), principally as a result of the increased shareholders' equity

Non-Core performance

• Loss before tax reduced 33% to £648m, reflecting:

- Lower income of £1,028m (2013: £1,843m) following assets and securities run down, and business disposals, partially offset by a £119m gain on sale of the UAE retail banking portfolio

- An improvement in impairment of £558m to £166m

- A 26% reduction in total operating expenses to £1,467m due to benefits from Transform cost programmes, including lower non-retail headcount and the effects of the previously announced European retail restructuring, in addition to reduced costs to achieve Transform

• Non-Core return on equity dilution improved to 4.2% (2013: 6.7%)

Group Performance Review

Balance Sheet and Leverage

Balance sheet

• Total assets as at 30 September 2014 increased 4% from 30 June 2014 to £1,365bn

- Derivative assets increased £49bn to £383bn, consistent with the movement in derivative liabilities, which increased £53bn to £379bn, due to an increase in foreign exchange derivatives of £36bn, following volatility in the USD market, and an increase in interest rate derivatives of £14bn due to a reduction in the major interest rate forward curves

- Reverse repurchase agreements and other similar secured lending decreased £14bn to £158bn primarily driven by lower matched book trading due to balance sheet deleveraging

• Total loans and advances remained broadly stable at £483bn (June 2014: £486bn) primarily due to a £14bn reclassification of loans to other assets relating to the Spanish business which are now held for sale, partially offset by a £13bn increase in settlement and cash collateral balances, and £2bn growth in Barclaycard

• Customer accounts decreased to £442bn (June 2014: £444bn) as a result of the reclassification of £8bn in relation to the Spanish business to other liabilities, partially offset by £5bn higher settlement balances

• Total shareholders' equity including non-controlling interests was £67bn (June 2014: £65bn). Excluding non-controlling interests, shareholders' equity increased to £60bn (June 2014: £58bn), reflecting a £0.8bn increase in the translation reserve as GBP weakened against USD and an increase in retained earnings of £0.5bn

• Net asset value per share increased to 336p (June 2014: 327p) and net tangible asset value per share was 287p (June 2014: 279p)

Leverage exposure

• The estimated Basel Committee on Banking Supervision (BCBS) 270 leverage exposure decreased to £1,324bn (June 2014: £1,353bn) primarily driven by a reduction in reverse repurchase agreements and derivative exposures

Capital Management

• The fully loaded CRD IV CET1 ratio increased to 10.2% (June 2014: 9.9%) primarily due to an increase in the fully loaded CRD IV CET1 capital of £1.3bn to £42.0bn. Excluding the loss on the announced sale of the Spanish business, profits in the period generated £0.8bn of CET1 capital. RWAs remained broadly stable at £413bn (June 2014: £411bn), with growth across Core businesses, partially offset by a decrease in Non-Core. Subject to completion, the announced Spanish business sale would result in an increase in the CRD IV fully loaded CET1 ratio to 10.4% as at 30 September 2014

• The estimated BCBS 270 leverage ratio increased to 3.5% (June 2014: 3.4%), reflecting the reduction in the estimated BCBS 270 leverage exposure of £29bn to £1,324bn and an increase in Tier 1 capital of £1.2bn to £46.6bn. Subject to completion, the announced sale of the Spanish businesses is expected to increase the estimated BCBS 270 leverage ratio by 2bps

Group Performance Review

Funding and Liquidity

• The Group strengthened its liquidity position further during the quarter, building a larger surplus to its Liquidity Risk Appetite. This resulted in an increase in the Group liquidity pool to £146bn (June 2014: £134bn). The estimated CRD IV Liquidity Coverage Ratio (LCR) increased to 115% (June 2014: 107%), equivalent to a surplus of £20bn (June 2014: £9bn)

• The Group funding profile remained stable and well diversified. Wholesale funding outstanding (excluding repurchase agreements) was £178bn (June 2014: £179bn). The Group issued £4bn of term funding net of early redemptions during the quarter taking total net issuance in 2014 to £14bn, excluding the £6bn participation in the Bank of England's Funding for Lending Scheme. Barclays has £4bn of term funding maturing in the remainder of 2014 and £23bn in 2015

Other Matters

• A £500m provision has been recognised relating to ongoing investigations into Foreign Exchange with certain regulatory authorities disclosed in the 2014 Half Year Results Announcement's Legal, Competition and Regulatory Matters note

• A gain of £461m has been recognised reflecting greater certainty around the recoverability of assets not yet received from the 2008 US Lehman acquisition. This gain follows a favourable ruling during the quarter from the US Court of Appeals for the Second Circuit

• As at 30 September 2014 the provision for PPI redress was £1.2bn (June 2014: £1.3bn) following Q314 utilisation of £291m and the recognition of an additional amount of £170m based on an updated estimate of future redress and associated costs. The remaining provision reflects Barclays' best current estimate of future costs

• As at 30 September 2014 the provision for interest rate hedging product redress was £295m (June 2014: £648m) after Q314 utilisation of £193m and a provision release of £160m. The release has been recognised as the review is now substantially complete with redress outcomes communicated to 99% of customers covered by the redress exercise

Dividends

• A third interim dividend of 1.0p will be paid on 12 December 2014

Outlook

• 2014 continues to be a transition year as we invest in the business and focus on balance sheet optimisation and cost reduction, while addressing ongoing regulatory and litigation issues

Tushar Morzaria, Group Finance Director

Results by Business

Personal and Corporate Banking	Nine Months Ended	Nine Months Ended
	30.09.14	30.09.13
Income Statement Information	£m	£m	% Change
Total income	6,597	6,557	1
Credit impairment charges and other provisions	(359)	(451)	21
Net operating income	6,238	6,106	2
Operating expenses	(3,786)	(4,072)	7
Costs to achieve Transform	(205)	(165)	(24)
Total operating expenses	(3,991)	(4,237)	6
Other net income	10	38	(74)
Profit before tax	2,257	1,907	18
Attributable profit	1,617	1,399	16

	As at 30.09.14	As at 30.06.14
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	215.7	216.7
Total assets	275.7	268.1
Customer deposits	295.9	298.3
Risk weighted assets	120.0	117.9

Performance Measures	30.09.14	30.09.13
Return on average tangible equity	16.7%	14.1%
Average allocated tangible equity (£bn)	13.0	13.2
Return on average equity	12.5%	10.8%
Average allocated equity (£bn)	17.3	17.3
Cost: income ratio	60%	65%
Loan loss rate (bps)	22	28

2014 compared to 2013

• Total income increased 1% to £6,597m driven by improved savings margins and mortgage income growth, partially offset by lower fee income

- Net interest margin improved by 8bps to 2.99% driven primarily by savings in personal banking partially offset by lower corporate banking lending margins

• Credit impairment charges improved 21% to £359m due to the improving economic environment in the UK. Corporate banking benefitted from higher levels of provision releases and recoveries in the UK

• Total operating expenses reduced 6% to £3,991m reflecting benefits from Transform programmes, including headcount reductions, partially offset by increased costs to achieve Transform of £205m (2013: £165m)

• Profit before tax increased 18% to £2,257m

Q314 compared to Q214

• Profit before tax remained stable at £789m (Q214: £780m) with higher income in personal banking and reduced operating expenses, due to benefits from Transform programmes, offset by higher costs to achieve Transform of £90m (Q214: £58m)

• Loans and advances to customers reduced £1.0bn to £215.7bn due to lower working capital requirements from corporate banking customers, partially offset by mortgage growth

• Total assets increased 3% to £275.7bn due to an increase in liquidity pool assets, partially offset by the net decrease in loans and advances to customers

• Customer deposits reduced £2.4bn to £295.9bn due to reduced corporate banking client deposit balances in the UK, partially offset by inflows in current accounts

• RWAs increased £2.1bn to £120.0bn primarily driven by increases in mortgage balances and corporate banking undrawn commitments

Results by Business

Barclaycard	Nine Months Ended	Nine Months Ended
	30.09.14	30.09.13
Income Statement Information	£m	£m	% Change
Total income	3,247	3,069	6
Credit impairment charges and other provisions	(821)	(830)	1
Net operating income	2,426	2,239	8
Operating expenses	(1,271)	(1,329)	4
Costs to achieve Transform	(68)	(11)
Total operating expenses	(1,339)	(1,340)	-
Other net income	39	28	39
Profit before tax	1,126	927	21
Attributable profit	801	653	23

	As at 30.09.14	As at 30.06.14
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	34.8	33.2
Total assets	38.9	36.2
Customer deposits	6.5	5.9
Risk weighted assets	38.6	37.7

Performance Measures	30.09.14	30.09.13
Return on average tangible equity	23.0%	21.2%
Average allocated tangible equity (£bn)	4.7	4.1
Return on average equity	18.5%	16.5%
Average allocated equity (£bn)	5.8	5.3
Cost: income ratio	41%	44%
Loan loss rate (bps)	301	347

2014 compared to 2013

• Total income increased 6% to £3,247m reflecting continued net lending growth across all geographies and lower funding costs, partially offset by depreciation of USD against GBP

- Net interest margin remained broadly stable at 8.98% (2013: 9.04%) as the impact of promotional offers and a change in product mix was offset by lower funding costs

• Credit impairment charges remained in line at £821m (2013: £830m) despite volume growth. Favourable performance, as reflected by falling 30 day delinquency rates in the UK and US consumer cards businesses, resulted in loan loss rates reducing by 46bps to 301bps

• Total operating expenses remained flat at £1,339m (2013: £1,340m). The impact of volume growth and higher costs to achieve Transform was offset by depreciation of USD against GBP and VAT refunds

• Profit before tax increased 21% to £1,126m

Q314 compared to Q214

• Profit before tax reduced 9% to £362m driven by higher operating expenses due to the non-recurrence of a VAT refund in the prior quarter and higher costs to achieve Transform

• Total loans and advances to customers increased 5% to £34.8bn reflecting growth across all geographies

• Total assets increased 7% to £38.9bn due to the increase in loans and advances to customers and an increase in liquidity pool assets

• Customer deposits increased 10% to £6.5bn driven by funding initiatives in the US

• RWAs increased £0.9bn to £38.6bn primarily driven by growth in loans and advances to customers

Results by Business

Africa Banking				Constant Currency1
	Nine Months Ended	Nine Months Ended		Nine Months Ended	Nine Months Ended
	30.09.14	30.09.13		30.09.14	30.09.13
Income Statement Information	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	2,701	3,059	(12)	3,297	3,059	8
Credit impairment charges and other provisions	(270)	(375)	28	(332)	(375)	11
Net operating income	2,431	2,684	(9)	2,965	2,684	10
Operating expenses	(1,655)	(1,835)	10	(2,004)	(1,835)	(9)
Costs to achieve Transform	(28)	(11)		(34)	(11)
Total operating expenses	(1,683)	(1,846)	9	(2,038)	(1,846)	(10)
Other net income	8	8	-	9	8	13
Profit before tax	756	846	(11)	936	846	11
Attributable profit	272	325	(16)	368	325	13

	As at 30.09.14	As at 30.06.14		As at 30.09.14	As at 30.06.14
Balance Sheet Information	£bn	£bn		£bn	£bn
Loans and advances to customers at amortised cost	34.5	33.8		34.8	33.8
Total assets	54.6	52.4		55.2	52.4
Customer deposits	33.4	33.2		33.6	33.2
Risk weighted assets	37.9	36.5

Performance Measures	30.09.14	30.09.13
Return on average tangible equity	13.2%	13.3%
Average tangible equity (£bn)	2.7	3.3
Return on average equity	9.6%	9.6%
Average equity (£bn)	3.8	4.5
Cost: income ratio	62%	60%
Loan loss rate (bps)	97	130

2014 compared to 2013

• Based on average rates, the ZAR depreciated against GBP by 22% in 2014. The deterioration was a significant contributor to the movement in the reported results of Africa Banking

• Total income declined 12% to £2,701m. On a constant currency basis, total income increased 8% reflecting higher net interest income, with continued strong Corporate and Investment Banking (CIB) asset growth and the net interest margin increasing to 5.96% (2013: 5.78%). Non-interest income increased reflecting growth in Retail and Business Banking (RBB)

• Credit impairment charges decreased 28% to £270m. On a constant currency basis, credit impairment charges reduced 11% driven by improvements in the South Africa mortgages portfolio, partially offset by increased provisions in the Card portfolio. The loan loss rate improved from 130bps to 97bps

• Total operating expenses decreased 9% to £1,683m. On a constant currency basis, operating expenses increased 10% largely reflecting inflationary increases, higher staff and marketing costs, increased investment spend on key initiatives and higher costs to achieve Transform

• Profit before tax decreased 11% to £756m. On a constant currency basis, profit before tax increased 11%

Q314 compared to Q214

• The closing and average ZAR rates against GBP remained broadly stable to Q214

• Profit before tax increased to £272m (Q214: £244m) primarily reflecting improved income and lower impairment in RBB

• Loans and advances to customers increased 2% to £34.5bn primarily reflecting growth in CIB

• Total assets increased 4% to £54.6bn due to the increase in loans and advances to customers and an increase in CIB trading assets

• Customer deposits increased 1% to £33.4bn mainly reflecting continued growth in deposits in RBB

• RWAs increased £1.4bn to £37.9bn primarily reflecting loans and advances growth

1 Constant currency results are calculated by converting ZAR results into GBP using the average exchange rate for the nine months ended 30 September 2013 for the income statement and the 30 June 2014 exchange rate for the balance sheet to eliminate the impact of movement in exchange rates between the two periods.

Results by Business

Investment Bank	Nine Months Ended	Nine Months Ended1
	30.09.14	30.09.13
Income Statement Information	£m	£m	% Change
Investment Banking fees	1,584	1,589	-
Lending	306	257	19
Banking	1,890	1,846	2
Credit2	871	1,026	(15)
Equities	1,615	1,876	(14)
Macro2	1,526	2,086	(27)
Markets	4,012	4,988	(20)
Banking & Markets	5,902	6,834	(14)
Other1	20	(20)
Total income	5,922	6,814	(13)
Credit impairment releases and other provisions	21	28	(25)
Net operating income	5,943	6,842	(13)
Operating expenses	(4,249)	(4,566)	7
Costs to achieve Transform	(352)	(120)
Total operating expenses	(4,601)	(4,686)	2
Profit before tax	1,342	2,156	(38)
Attributable profit	547	1,381	(60)

	As at 30.09.14	As at 30.06.141
Balance Sheet Information	£bn	£bn
Loans and advances to banks and customers at amortised cost	123.1	117.2
Trading portfolio assets	98.8	101.2
Derivative financial instrument assets	131.4	104.2
Reverse repurchase agreements and other similar secured lending	82.8	83.0
Total assets1	488.4	446.2
Risk weighted assets1	127.9	123.9

Performance Measures	30.09.14	30.09.131
Return on average tangible equity	5.1%	11.8%
Average allocated tangible equity (£bn)	14.6	15.6
Return on average equity	4.9%	11.4%
Average allocated equity (£bn)	15.3	16.2
Cost: income ratio	78%	69%

2014 compared to 2013

• Total income decreased 13% to £5,922m or 6% if reported in USD3

- Banking income increased 2% to £1,890m. Within Banking, Investment Banking fee income is in line with prior year at £1,584m (2013: £1,589m) driven by increased financial advisory and equity underwriting fees, offset by lower debt underwriting fee income. Lending income increased 19% to £306m driven by lower risk management losses and higher net interest and fee income

- Markets income decreased 20% to £4,012m

- Credit decreased 15% to £871m driven by lower income in high yield and high grade products, predominantly in the US

- Equities decreased 14% to £1,615m due to declines in US cash equities and global equity derivatives, reflecting lower client volumes partially offset by higher income in equity financing

- Macro decreased 27% to £1,526m reflecting subdued client activity in rates and lower volatility in H114 currency markets

• Net credit impairment release of £21m (2013: £28m) arose from a number of single name exposures

• Total operating expenses decreased 2% to £4,601m including a reduction due to foreign currency movements, partially offset by increased costs to achieve Transform of £352m (2013: £120m) and litigation and conduct charges. Excluding these items, operating expenses decreased 3%, reflecting lower compensation costs and benefits from Transform programmes, including business restructuring and operational streamlining

• Profit before tax decreased 38% to £1,342m

1 2013 adjusted income and profit before tax has been restated to exclude the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition to aid comparability given its material nature in the current year. In addition, June 2014 US Lehman acquisition assets and RWAs of £1.6bn have been restated for the reclassification of these assets from the Investment Bank to Head Office to more accurately reflect responsibility for the resolution of this matter.

2 Macro represents Rates, Currencies and Commodities income. Credit represents Credit, Securitised Products and Municipals income.
3 USD variance representing monthly spot rate conversion of GBP results has been included to aid comparison to US peer banks.

Results by Business

Q314 compared to Q313

• Total income decreased 10% to £1,665m or 5% if reported in USD

- Banking income decreased 4% to £547m. Within Banking, Investment Banking fee income decreased 22% to £410m driven by decreased financial advisory and debt underwriting fee income. Equity underwriting fee income remained broadly in line. Lending income increased to £137m (Q313: £42m) driven by lower risk management losses in the prior year

- Markets income decreased 13% to £1,120m

- Credit decreased 17% to £255m driven by declines in high yield and high grade products in the US

- Equities decreased 25% to £395m due to declines in US cash equities and global equity derivatives, partially offset by higher income in equity financing

- Macro increased 3% to £470m reflecting stronger performance in currencies due to higher volatility, partially offset by decreased client activity in rates

• Total operating expenses remained in line at £1,376m (Q313: £1,376m) due to savings from Transform programmes and favourable currency movements, offset by higher costs to achieve Transform

• Profit before tax decreased to £284m (Q313: £465m)

Q314 compared to Q214

• Total income decreased 23% to £1,665m

- Banking income decreased 25% to £547m. Within Banking, Investment Banking fee income decreased 38% to £410m driven by decreased equity and debt underwriting, and financial advisory fee income. Lending income increased to £137m (Q214: £66m) driven by lower risk management losses in the prior quarter

- Markets income decreased 20% to £1,120m

- Credit decreased 6% to £255m driven by declines across high yield and high grade products in the US

- Equities decreased 37% to £395m due to declines in cash equities and equity derivatives

- Macro decreased 7% to £470m as decreased client activity in rates was partially offset by stronger performance in currencies due to higher volatility

• Total operating expenses decreased 14% to £1,376m due to lower litigation and conduct charges, savings from Transform programmes and lower costs to achieve Transform

• Profit before tax decreased to £284m (Q214: £567m)

• Loans and advances to banks and customers increased 5% to £123.1bn due to increased settlement balances

• Derivative financial instrument assets increased 26% to £131.4bn driven by decreases in major interest rate forward curves and strengthening of USD against GBP

• Reverse repurchase agreements and other similar secured lending were in line at £82.8bn (June 2014: £83.0bn)

• Total assets increased 9% to £488.4bn due to movements in derivatives financial instrument assets, loans and advances to banks and customers and an increase in allocation of the Group liquidity pool assets

• RWAs increased £4.0bn to £127.9bn primarily driven by an increase in loans and advances to customers and the downgrade of Russian counterparties

Results by Business

Head Office	Nine Months Ended	Nine Months Ended
	30.09.14	30.09.13
Income Statement Information	£m	£m
Net operating income/(expense)	215	(85)
Operating expenses	(104)	(65)
Costs to achieve Transform	(2)	-
Total operating expenses	(106)	(65)
Other net expense	(3)	(4)
Profit/(loss) before tax	106	(154)
Attributable loss	(11)	(279)

	As at 30.09.14	As at 30.06.141
Balance Sheet Information	£bn	£bn
Total assets1	41.5	43.3
Risk weighted assets1	7.5	7.6

2014 compared to 2013

• Net operating income increased to £215m (2013: expense of £85m) predominately due to the residual income from treasury operations and a net gain of £69m from foreign exchange recycling arising from the restructure of group subsidiaries

• Total operating expenses increased £41m to £106m, mainly due to litigation and conduct charges, partially offset by the non-recurrence of costs associated with the Salz Review and establishment of the Transform programme in the prior year

• Profit before tax of £107m moved from a loss of £154m in 2013

Q314 compared to Q214

• Profit before tax increased to £40m (Q214: £6m) driven by lower operating expenses, mainly due to litigation and conduct charges in the prior quarter

• Total assets remained broadly stable at £41.5bn (June 2014: £43.3bn)

• RWAs remained in line at £7.5bn (June 2014: £7.6bn), with an increase relating to the US Lehman acquisition assets offset by a reduction due to a greater proportion of high quality sovereign assets

1 June 2014 US Lehman acquisition assets and RWAs of £1.6bn have been restated for the reclassification of these assets from the Investment Bank to Head Office to more accurately reflect responsibility for the resolution of this matter.

Results by Business

Barclays Non-Core	Nine Months Ended	Nine Months Ended
	30.09.14	30.09.13
Income Statement Information	£m	£m	% Change
Businesses	876	1,175	(25)
Securities and Loans	251	604	(58)
Derivatives	(99)	64
Total income	1,028	1,843	(44)
Credit impairment charges and other provisions	(166)	(724)	77
Net operating income	862	1,119	(23)
Operating expenses	(1,296)	(1,535)	16
Costs to achieve Transform	(171)	(435)	61
Total operating expenses	(1,467)	(1,970)	26
Other net expense	(43)	(114)	62
Loss before tax	(648)	(965)	33
Attributable loss	(638)	(896)	29

	As at 30.09.14	As at 30.06.14
Balance Sheet Information	£bn	£bn
Loans and advances to banks and customers at amortised cost	64.5	75.5
Loans and advances to customers at fair value	18.1	17.0
Trading portfolio assets	19.2	22.9
Derivative financial instrument assets	249.6	227.0
Reverse repurchase agreements and other similar secured lending	73.9	86.8
Total assets	466.5	468.6
Customer deposits	22.2	28.6
Risk weighted assets	81.0	87.5

Performance Measures	30.09.14	30.09.13
Return on average tangible equity impact1	(5.4%)	(9.2%)
Average allocated tangible equity (£bn)	13.6	17.1
Return on average equity impact1	(4.2%)	(6.7%)
Average allocated equity (£bn)	13.8	17.4
Cost: income ratio	143%	107%

2014 compared to 2013

• Total income reduced 44% to £1,028m

- Businesses income reduced 25% to £876m primarily driven by reduced investment banking activity, as assets are run down, adverse foreign currency movements and rationalisation of product offerings within the European retail business

- Securities and Loans income decreased 58% to £251m primarily driven by the active rundown of securities, fair value adjustments on wholesale loan portfolios and non-recurrence of prior year favourable market movements on certain securitised products, partially offset by a £119m gain on the sale of the UAE retail banking portfolio

- Derivative income reduced £163m to an expense of £99m reflecting the funding costs of the pre-CRD IV rates portfolio, hedging activities and the non-recurrence of fair value gains in the prior year

- As run down activity progresses, 2015 income is expected to reduce significantly from current levels

• Credit impairment charges improved 77% to £166m driven by the non-recurrence of a single name exposure, lower charges on the wholesale portfolio, including actions to reduce exposure to the Spanish property and construction sectors, and improved underlying performance in Europe

• Total operating expenses improved 26% to £1,467m reflecting a 16% reduction in operating expenses due to benefits from Transform programmes, including non-retail headcount reductions and results of the previously announced European retail restructuring. In addition, costs to achieve Transform were 61% lower

• Loss before tax reduced 33% to £648m

1 Return on average equity and average tangible equity for Barclays Non-Core represents its impact on the Group. This does not represent the return on average equity and average tangible equity of the Non-Core business.

Results by Business

Q314 compared to Q214

• Total income increased 30% to £370m

- Businesses income increased 34% to £328m primarily driven by fair value gains and sale proceeds as part of the exit strategy

- Securities and Loans income increased to £103m (Q214: £48m), driven by income from commodities and foreign exchange trading, and a £119m gain on the sale of the UAE retail banking portfolio, partially offset by fair value adjustments on wholesale loan portfolios

- Derivative income reduced £53m to an expense of £61m due to a decline in trading income leaving a residual funding cost

• Credit impairment charges improved 79% to £17m driven by debt sales and provision releases within non-retail businesses

• Total operating expenses increased 14% to £533m due to increased costs to achieve Transform of £130m (Q214: £17m), partially offset by 11% lower operating expenses due to benefits from the run down of non-retail businesses and from Transform programmes

• Loss before tax reduced 53% to £157m

• Loans and advances to banks and customers decreased 15% to £64.5bn due to a £14.0bn reclassification of loans relating to the Spanish business which are now held for sale

• Total assets remained broadly stable at £466.5bn (June 2014: £468.6bn) with reduced reverse repurchase agreements and trading portfolio assets offset by an increase in derivative financial instrument assets

• RWAs reduced £6.5bn to £81.0bn mainly driven by securities disposals and disposals of businesses, including the UAE retail banking portfolio

Appendix I - Quarterly Results Summary

Barclays Results by Quarter1	Q314	Q214	Q114	Q413	Q313	Q213	Q113	Q412
	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted basis
Total income net of insurance claims	6,378	6,682	6,650	6,639	6,445	7,078	7,734	6,867
Credit impairment charges and other provisions	(509)	(538)	(548)	(718)	(722)	(925)	(706)	(825)
Net operating income	5,869	6,144	6,102	5,921	5,723	6,153	7,028	6,042
Operating expenses	(3,977)	(4,188)	(4,195)	(4,777)	(4,262)	(4,359)	(4,782)	(4,345)
Costs to achieve Transform	(332)	(254)	(240)	(468)	(101)	(126)	(514)	-
UK bank levy	-	-	-	(504)	-	-	-	(345)
Total operating expenses	(4,309)	(4,442)	(4,435)	(5,749)	(4,363)	(4,485)	(5,296)	(4,690)
Other net income/(expense)	30	(46)	26	19	25	(122)	54	43
Adjusted profit before tax	1,590	1,656	1,693	191	1,385	1,546	1,786	1,395

Adjusting items
Own credit	44	(67)	119	(95)	(211)	337	(251)	(560)
Provisions for PPI and interest rate hedging redress	(10)	(900)	-	-	-	(2,000)	-	(1,000)
Goodwill impairment	-	-	-	(79)	-	-	-	-
Gain on US Lehman acquisition assets	461	-	-	-	-	259	-	-
Provision for ongoing investigations into Foreign Exchange	(500)	-	-	-	-	-	-	-
Loss on announced sale of the Spanish business	(364)	-	-	-	-	-	-	-
Statutory profit/(loss) before tax	1,221	689	1,812	17	1,174	142	1,535	(165)
Statutory profit/(loss) after tax	620	391	1,215	(514)	728	39	1,044	(364)

Attributable to:
Ordinary equity holders of the parent	379	161	965	(642)	511	(168)	839	(589)
Other equity holders	80	41	49	-	-	-	-	-
Non-controlling interests	161	189	201	128	217	207	205	225

Adjusted basic earnings/(loss) per share	5.2p	5.4p	5.5p	(2.8p)	5.4p	7.7p	7.5p	6.7p
Adjusted cost: income ratio	68%	66%	67%	87%	68%	63%	68%	68%
Basic earnings/(loss) per share	2.4p	1.0p	6.0p	(4.5p)	3.8p	(1.2p)	6.3p	(4.5p)
Cost: income ratio	70%	82%	66%	89%	70%	85%	71%	90%

Barclays Core1

Total income net of insurance claims	6,008	6,397	6,277	6,189	6,076	6,514	6,824	6,115
Credit impairment charges and other provisions	(492)	(456)	(481)	(542)	(554)	(558)	(517)	(600)
Net operating income	5,516	5,941	5,796	5,647	5,522	5,956	6,307	5,515
Operating expenses	(3,573)	(3,738)	(3,753)	(4,114)	(3,776)	(3,853)	(4,239)	(3,844)
Costs to achieve Transform	(202)	(237)	(216)	(365)	(84)	(64)	(158)	-
UK bank levy	-	-	-	(395)	-	-	-	(263)
Total operating expenses	(3,775)	(3,975)	(3,969)	(4,874)	(3,860)	(3,917)	(4,397)	(4,107)
Other net income	6	27	20	15	15	13	43	21
Profit before tax	1,747	1,993	1,847	788	1,677	2,052	1,953	1,429
Barclays Non-Core

Total income net of insurance claims	370	285	373	450	368	564	911	752
Credit impairment charges and other provisions	(17)	(82)	(67)	(176)	(168)	(367)	(189)	(226)
Net operating income	353	203	306	274	200	197	722	526
Operating expenses	(403)	(451)	(442)	(664)	(485)	(507)	(542)	(500)
Costs to achieve Transform	(130)	(17)	(24)	(103)	(17)	(62)	(356)	-
UK bank levy	-	-	-	(109)	-	-	-	(82)
Total operating expenses	(533)	(468)	(466)	(876)	(502)	(569)	(898)	(582)
Other net income/(expense)	23	(72)	6	4	10	(135)	11	21
Loss before tax	(157)	(337)	(154)	(598)	(292)	(507)	(165)	(35)

1 2013 adjusted income and profit before tax has been restated to exclude the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition to aid comparability given its material nature in the current year.

Appendix I - Quarterly Results Summary

	Q314	Q214	Q114	Q413	Q313	Q213	Q113	Q412
Personal and Corporate Banking	£m	£m	£m	£m	£m	£m	£m	£m
Total income	2,236	2,188	2,173	2,166	2,252	2,192	2,113	2,153
Credit impairment charges and other provisions	(129)	(95)	(135)	(169)	(153)	(165)	(134)	(191)
Net operating income	2,107	2,093	2,038	1,997	2,099	2,027	1,979	1,962
Operating expenses	(1,232)	(1,256)	(1,298)	(1,388)	(1,318)	(1,378)	(1,376)	(1,337)
Costs to achieve Transform	(90)	(58)	(57)	(219)	(73)	(55)	(37)	-
UK bank levy	-	-	-	(66)	-	-	-	(49)
Total operating expenses	(1,322)	(1,314)	(1,355)	(1,673)	(1,391)	(1,433)	(1,413)	(1,386)
Other net income	4	1	5	3	1	7	30	3
Profit before tax	789	780	688	327	709	601	596	579
Barclaycard
Total income	1,123	1,082	1,042	1,034	1,050	1,030	989	987
Credit impairment charges and other provisions	(284)	(268)	(269)	(266)	(290)	(272)	(268)	(265)
Net operating income	839	814	773	768	760	758	721	722
Operating expenses	(449)	(420)	(402)	(457)	(455)	(424)	(450)	(472)
Costs to achieve Transform	(32)	(23)	(13)	(38)	(6)	(5)	-	-
UK bank levy	-	-	-	(22)	-	-	-	(15)
Total operating expenses	(481)	(443)	(415)	(517)	(461)	(429)	(450)	(487)
Other net income	4	25	10	5	12	7	9	5
Profit before tax	362	396	368	256	311	336	280	240
Africa Banking
Total income net of insurance claims	928	895	878	980	1,004	1,016	1,039	1,064
Credit impairment charges and other provisions	(74)	(100)	(96)	(104)	(101)	(131)	(143)	(164)
Net operating income	854	795	782	876	903	885	896	900
Operating expenses	(573)	(545)	(537)	(616)	(605)	(597)	(633)	(605)
Costs to achieve Transform	(11)	(8)	(9)	(15)	(2)	(9)	-	-
UK bank levy	-	-	-	(42)	-	-	-	(34)
Total operating expenses	(584)	(553)	(546)	(673)	(607)	(606)	(633)	(639)
Other net income	2	2	4	-	3	4	1	12
Profit before tax	272	244	240	203	299	283	264	273
Investment Bank1
Investment Banking fees	410	661	513	571	526	488	575	621
Lending	137	66	103	68	42	141	74	42
Banking	547	727	616	639	568	629	649	663
Credit	255	270	346	231	308	239	479	248
Equities	395	629	591	421	524	750	602	419
Macro	470	504	552	494	457	689	940	609
Markets	1,120	1,403	1,489	1,146	1,289	1,678	2,021	1,276
Banking & Markets	1,667	2,130	2,105	1,785	1,857	2,307	2,670	1,939
Other	(2)	24	(2)	(3)	(6)	(7)	(7)	(8)
Total income	1,665	2,154	2,103	1,782	1,851	2,300	2,663	1,931
Credit impairment (charges)/releases and other provisions	(5)	7	19	(6)	(10)	10	28	21
Net operating income	1,660	2,161	2,122	1,776	1,841	2,310	2,691	1,952
Operating expenses	(1,306)	(1,442)	(1,501)	(1,606)	(1,373)	(1,429)	(1,764)	(1,360)
Costs to achieve Transform	(70)	(152)	(130)	(71)	(3)	-	(116)	-
UK bank levy	-	-	-	(236)	-	-	-	(139)
Total operating expenses	(1,376)	(1,594)	(1,631)	(1,913)	(1,376)	(1,429)	(1,880)	(1,499)
Profit/(loss) before tax	284	567	491	(137)	465	881	811	453
Head Office
Total income/(expense)	56	78	81	227	(81)	(24)	20	(20)
Credit impairment releases/(charges) and other provisions	-	-	-	3	-	-	-	(1)
Net operating income/(expense)	56	78	81	230	(81)	(24)	20	(21)
Operating expenses	(13)	(76)	(15)	(47)	(25)	(25)	(16)	(70)
Costs to achieve Transform	-	5	(7)	(22)	-	5	(5)	-
UK bank levy	-	-	-	(29)	-	-	-	(26)
Total operating expenses	(13)	(71)	(22)	(98)	(25)	(20)	(21)	(96)
Other net (expense)/income	(3)	(1)	1	7	(1)	(5)	3	1
Profit/(loss) before tax	40	6	60	139	(107)	(49)	2	(116)

1 2013 adjusted income and profit before tax has been restated to exclude the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition to aid comparability given its material nature in the current year.

Appendix II - Performance Management

Returns and Equity by Business

Returns on average equity and average tangible equity are calculated as annualised profit for the period attributable to ordinary equity holders of the parent (adjusted for the offset by the tax credit recorded in reserves in respect of coupons on other equity instruments) divided by average allocated equity or average allocated tangible equity for the period as appropriate, excluding non-controlling and other equity interests for businesses, apart from Africa Banking (see below). Average allocated equity has been calculated as 10.5% of average CRD IV fully loaded risk weighted assets for each business, adjusted for CRD IV fully loaded capital deductions, including goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. The excess of allocated Group equity, reflecting CRD IV fully loaded Common Equity Tier 1 capital ratio of 10.2% as at 30 September 2014 being below 10.5%, is allocated as negative equity to Head Office and Other Operations. Average allocated tangible equity is calculated using the same method but excludes goodwill and intangible assets.
For Africa Banking the equity used for return on average equity is Barclays share of the statutory equity of the BAGL entity (together with that of the Barclays Egypt and Zimbabwe businesses which remain outside the BAGL corporate entity), as well as the Barclays' goodwill on acquisition of these businesses. The tangible equity for return on tangible equity uses the same basis but excludes both the Barclays' goodwill on acquisition and the goodwill and intangibles held within the BAGL statutory equity.

	Nine Months Ended	Nine Months Ended
	30.09.14	30.09.131
Return on Average Equity	%	%
Personal and Corporate Banking	12.5	10.8
Barclaycard	18.5	16.5
Africa Banking	9.6	9.6
Investment Bank	4.9	11.4
Barclays Core excluding Head Office	10.3	11.6
Head Office impact2	0.2	1.7
Barclays Core	10.5	13.3
Barclays Non-Core impact2	(4.2)	(6.7)
Barclays Group adjusted total	6.3	6.6

	Nine Months Ended	Nine Months Ended
	30.09.14	30.09.131
Return on Average Tangible Equity	%	%
Personal and Corporate Banking	16.7	14.1
Barclaycard	23.0	21.2
Africa Banking	13.2	13.3
Investment Bank	5.1	11.8
Barclays Core excluding Head Office	12.4	13.9
Head Office impact2	0.4	3.0
Barclays Core	12.8	16.9
Barclays Non-Core impact2	(5.4)	(9.2)
Barclays Group adjusted total	7.4	7.7

1 2013 adjusted income and profit before tax has been restated to exclude the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition to aid comparability given its material nature in the current year.

2 Return on average equity and average tangible equity for Head Office and Barclays Non-Core represents their impact on Barclays Core and the Group respectively. This does not represent the return on average equity and average tangible equity of Head Office or the Non-Core business.

Appendix II - Performance Management

	Nine Months Ended	Nine Months Ended
	30.09.14	30.09.131
Profit/(Loss) Attributable to Ordinary Equity Holders of the Parent2	£m	£m
Personal and Corporate Banking	1,629	1,399
Barclaycard	805	653
Africa Banking	272	325
Investment Bank	559	1,381
Head Office	(11)	(279)
Barclays Core	3,254	3,479
Barclays Non-Core	(629)	(896)
Barclays Group adjusted total	2,625	2,583

	Average Allocated Equity
	Nine Months Ended	Nine Months Ended
	30.09.14	30.09.13
	£bn	£bn
Personal and Corporate Banking	17.3	17.3
Barclaycard	5.8	5.3
Africa Banking	3.8	4.5
Investment Bank	15.3	16.2
Head Office3	(0.8)	(8.3)
Barclays Core	41.4	35.0
Barclays Non-Core	13.8	17.4
Barclays Group adjusted total	55.2	52.4

	Average Allocated Tangible Equity
	Nine Months Ended	Nine Months Ended
	30.09.14	30.09.13
	£bn	£bn
Personal and Corporate Banking	13.0	13.2
Barclaycard	4.7	4.1
Africa Banking	2.7	3.3
Investment Bank	14.6	15.6
Head Office3	(1.2)	(8.8)
Barclays Core	33.8	27.4
Barclays Non-Core	13.6	17.1
Barclays Group adjusted total	47.4	44.5

1 2013 adjusted income and profit before tax has been restated to exclude the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition to aid comparability given its material nature in the current year.

2 The profit after tax attributable to other equity holders of £170m (2013: £nil) is offset by a tax credit recorded in reserves of £36m (2013: £nil) allocated across the businesses. The net amount of £134m, along with NCI, is deducted from profit after tax in order to calculate return on average tangible shareholders' equity and return on average shareholders' equity. Hence, 2014 attributable profit of £2,588m has been adjusted for the tax credit recorded in reserves of £36m (2013: £nil).

3 Includes risk weighted assets and capital deductions in Head Office and Other Operations, plus the residual balance of average ordinary shareholders' equity and tangible ordinary shareholders' equity.

Appendix II - Performance Management

Margins and Balances
	Nine Months Ended 30.09.14			Nine Months Ended 30.09.13
	Net Interest Income	Average Customer Assets	Net Interest Margin	Net Interest Income	Average Customer Assets	Net Interest Margin
	£m	£m	%	£m	£m	%
Personal and Corporate Banking	4,679	209,284	2.99	4,390	201,655	2.91
Barclaycard	2,287	34,050	8.98	2,112	31,224	9.04
Africa Banking	1,547	34,720	5.96	1,707	39,482	5.78
Total Personal and Corporate Banking, Barclaycard and Africa Banking	8,513	278,054	4.09	8,209	272,361	4.03
Other	613			284
Total Net Interest Income	9,126			8,493

• Total PCB, Barclaycard and Africa Banking net interest income increased 4% to £8,513m due to:

- An increase in average customer assets to £278.1bn (2013: £272.4bn) with growth in PCB mortgages and Barclaycard, partially offset by reductions in Africa Banking as the ZAR depreciated against GBP
- Net interest margin increased 6bps to 4.09% primarily due to savings income in Personal Banking

• Group net interest income increased to £9.1bn (2013: £8.5bn) including structural hedge contributions of £1.2bn (2013: £1.2bn). Equity structural hedge income increased as the weighted average life of the hedge was extended. This was offset by lower product structural hedges driven by the maintenance of the hedge in a continuing low rate environment

Quarterly Analysis for PCB, Barclaycard and Africa Banking
	Quarter Ended 30.09.14			Quarter Ended 30.06.14			Quarter Ended 30.09.13
	Net Interest Income	Average Customer Assets	Net Interest Margin	Net Interest Income	Average Customer Assets	Net Interest Margin	Net Interest Income	Average Customer Assets	Net Interest Margin
	£m	£m	%	£m	£m	%	£m	£m	%
Personal and Corporate Banking	1,622	210,859	3.05	1,529	209,040	2.93	1,530	203,887	2.98
Barclaycard	787	35,308	8.84	754	33,904	8.92	727	31,690	9.10
Africa Banking	540	35,026	6.12	504	34,660	5.83	567	37,634	5.98
Total Personal and Corporate Banking, Barclaycard and Africa Banking	2,949	281,193	4.16	2,787	277,604	4.03	2,824	273,211	4.10

Appendix III - Consolidated Summary Income Statement, Balance Sheet and Statement of Changes in Equity

Consolidated Summary Income Statement
	Nine Months Ended	Nine Months Ended
Continuing Operations	30.09.14	30.09.13
	£m	£m
Total income net of insurance claims	20,267	21,391
Credit impairment charges and other provisions	(1,595)	(2,353)
Net operating income	18,672	19,038

Staff costs	(8,377)	(9,210)
Administration and general expenses	(6,219)	(6,934)
Operating expenses	(14,596)	(16,144)

Loss on disposal of undertakings and share of results of associates and joint ventures	(354)	(43)
Profit before tax	3,722	2,851
Tax	(1,496)	(1,040)
Profit after tax	2,226	1,811

Attributable to:
Ordinary equity holders of the parent	1,505	1,182
Other equity holders	170	-
Total equity holders	1,675	1,182
Non-controlling interests	551	629
Profit after tax	2,226	1,811

Earnings per Share from Continuing Operations
Basic earnings per ordinary share1	9.4p	8.7p

1 The profit after tax attributable to other equity holders of £170m (2013: £nil) is offset by a tax credit recorded in reserves of £36m (2013: £nil). The net amount of £134m, along with NCI, is deducted from profit after tax in order to calculate earnings per share.

Appendix III - Consolidated Summary Income Statement, Balance Sheet and Statement of Changes in Equity

Consolidated Summary Balance Sheet
	As at	As at	As at
	30.09.14	30.06.14	31.12.13
Assets	£m	£m	£m
Cash, balances at central banks and items in the course of collection	53,783	45,793	46,969
Trading portfolio assets	122,309	128,812	133,069
Financial assets designated at fair value	43,324	39,746	38,968
Derivative financial instruments	382,695	333,220	350,300
Available for sale financial investments	87,891	87,224	91,756
Loans and advances to banks	45,055	43,448	39,422
Loans and advances to customers	437,756	442,549	434,237
Reverse repurchase agreements and other similar secured lending	158,392	171,934	186,779
Goodwill and intangible assets	7,988	7,878	7,685
Other assets1	26,537	14,295	14,443
Total assets	1,365,730	1,314,899	1,343,628

Liabilities
Deposits and items in the course of collection due to banks	63,494	64,125	56,974
Customer accounts	441,612	443,638	431,998
Repurchase agreements and other similar secured borrowing	160,474	173,669	196,748
Trading portfolio liabilities	53,819	56,815	53,464
Financial liabilities designated at fair value	60,660	62,248	64,796
Derivative financial instruments	379,114	326,501	347,118
Debt securities in issue	87,736	83,832	86,693
Subordinated liabilities	20,418	19,301	21,695
Other liabilities1	31,875	19,745	20,193
Total liabilities	1,299,202	1,249,874	1,279,679

Equity
Called up share capital and share premium	20,730	20,655	19,887
Other reserves	827	(154)	249
Retained earnings	33,697	33,241	33,186
Shareholders' equity attributable to ordinary shareholders of the parent	55,254	53,742	53,322
Other equity instruments	4,317	4,326	2,063
Total equity excluding non-controlling interests	59,571	58,068	55,385
Non-controlling interests	6,957	6,957	8,564
Total equity	66,528	65,025	63,949

Total liabilities and equity	1,365,730	1,314,899	1,343,628
1 Other assets include £14bn of loans and other liabilities include £8bn of deposits relating to the Spanish business, which are now held for sale.

Appendix III - Consolidated Summary Income Statement, Balance Sheet and Statement of Changes in Equity

Consolidated Statement of Changes in Equity

Nine Months Ended 30.09.14	Called up Share Capital and Share Premium	Other Equity Instruments	Other Reserves1	Retained Earnings	Total	Non-controlling Interests	Total Equity
	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2014	19,887	2,063	249	33,186	55,385	8,564	63,949
Profit after tax	-	170	-	1,505	1,675	551	2,226
Other comprehensive profit after tax for the period	-	-	625	296	921	(127)	794
Issue of shares	843	-	-	533	1,376	-	1,376
Issue and exchange of equity instruments	-	2,263	-	(155)	2,108	(1,527)	581
Dividends	-	-	-	(892)	(892)	(462)	(1,354)
Coupons paid on other equity instruments	-	(170)	-	36	(134)	-	(134)
Treasury shares	-	-	(47)	(794)	(841)	-	(841)
Other movements	-	(9)	-	(18)	(27)	(42)	(69)
Balance at 30 September 2014	20,730	4,317	827	33,697	59,571	6,957	66,528

Three Months Ended 30.09.14	Called up Share Capital and Share Premium	Other Equity Instruments	Other Reserves	Retained Earnings	Total	Non-controlling Interests	Total Equity
	£m	£m	£m	£m	£m	£m	£m
Balance at 1 July 2014	20,655	4,326	(154)	33,241	58,068	6,957	65,025
Profit after tax	-	80	-	379	459	161	620
Other comprehensive profit after tax for the period	-	-	961	112	1,073	(1)	1,072
Issue of shares	75	-	-	154	229	-	229
Issue and exchange of equity instruments	-	-	-	-	-	-	-
Dividends	-	-	-	(164)	(164)	(128)	(292)
Coupons paid on other equity instruments	-	(80)	-	17	(63)	-	(63)
Treasury shares	-	-	20	(19)	1	-	1
Other movements	-	(9)	-	(23)	(32)	(32)	(64)
Balance at 30 September 2014	20,730	4,317	827	33,697	59,571	6,957	66,528

1 Other Reserves includes currency translation reserve of £(1.3)bn, available for sale investments of £0.6bn, cash flow hedge reserve of £0.6bn and other reserves and treasury shares of £0.9bn.

Appendix IV - Capital

CRD IV Capital

The Capital Requirements Regulation and Capital Requirements Directive implemented Basel 3 within the EU (collectively known as CRD IV) on 1 January 2014. The rules are supplemented by Regulatory Technical Standards and the PRA's rulebook, including the implementation of transitional rules. However, rules and guidance are still subject to change as certain aspects of CRD IV are dependent on final technical standards and clarifications to be issued by the EBA and adopted by the European Commission and the PRA. All capital, RWA and leverage calculations reflect Barclays' interpretation of the current rules.

Capital Ratios	As at	As at
	30.09.14	30.06.14
Fully Loaded Common Equity Tier 1	10.2%	9.9%
PRA Transitional Common Equity Tier 11	10.0%	9.8%
PRA Transitional Tier 1	12.9%	12.7%
PRA Transitional Total Capital	16.4%	16.0%

Capital Resources	£m	£m
Shareholders' equity (excluding non controlling interests) per the balance sheet	59,571	58,068
- Less: Other equity instruments (recognised as AT1 capital)	(4,317)	(4,326)
Adjustment to retained earnings for foreseeable dividends	(787)	(596)

Minority interests (amount allowed in consolidated CET1)	1,182	1,171

Other regulatory adjustments and deductions:
Additional value adjustments	(2,641)	(2,492)
Goodwill and intangible assets2	(7,953)	(7,828)
Deferred tax assets that rely on future profitability excluding temporary differences	(945)	(1,062)
Fair value reserves related to gains or losses on cash flow hedges2	(617)	(532)
Excess of expected losses over impairment	(1,914)	(2,036)
Gains or losses on liabilities at fair value resulting from own credit2	581	612
Other regulatory adjustments	(88)	(172)
Direct and indirect holdings by an institution of own CET1 instruments	(27)	(25)
Fully loaded CET1 capital	42,045	40,782
Regulatory adjustments relating to unrealised gains2	(604)	(513)
PRA Transitional CET1 capital	41,441	40,269

Additional Tier 1 (AT1) capital
Capital instruments and related share premium accounts	4,317	4,326
Qualifying AT1 capital (including minority interests) issued by subsidiaries	7,549	7,592
Less instruments issued by subsidiaries subject to phase out	(106)	(114)
Other regulatory adjustments and deductions	(6)	(28)
Transitional Additional Tier 1 capital	11,754	11,776
PRA Transitional Tier 1 capital	53,195	52,045

Tier 2 (T2) capital
Capital instruments and related share premium accounts	771	-
Qualifying T2 capital (including minority interests) issued by subsidiaries	13,856	13,783
Other regulatory adjustments and deductions	(93)	(85)
PRA Transitional Total regulatory capital	67,729	65,743

Risk weighted assets	412,892	410,987

1 The CRD IV CET1 ratio (FSA October 2012 transitional statement) as applicable to Barclays' Tier 2 Contingent Capital Notes was 12.1% based on £50bn of transitional CRD IV CET1 capital and £413bn RWAs.

2 The capital impacts of these items are net of tax.

Appendix IV - Capital

Movement in fully loaded Common Equity Tier 1 (CET1) Capital	Three Months
Ended
30.09.14
£m
Opening Common Equity Tier 1 capital	40,782

Profit for the period	459
Movement in own credit1	(31)
Movement in dividends	(418)
Retained regulatory capital generated from earnings	10

Movement in reserves - net impact of share awards	229
Movement in available for sale reserves	93
Movement in currency translation reserves	783
Movement in retirement benefits	113
Other reserves movements	(23)
Movement in other qualifying reserves	1,195

Minority interests	11
Additional value adjustments	(149)
Goodwill and intangible assets1	(125)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	117
Excess of expected loss over impairment	122
Direct and indirect holdings by an institution of own CET1 instruments	(2)
Other regulatory adjustments	84
Movement in regulatory adjustments and deductions	58

Closing Common Equity Tier 1 capital	42,045

• The fully loaded Common Equity Tier 1 (CET1) ratio increased to 10.2% (June 2014: 9.9%) reflecting an increase in CET1 capital of £1.3bn to £42.0bn, due to

- £0.5bn of capital generated from profits in the period, largely offset by the impact of dividends paid and regulatory foreseeable dividends

- £0.8bn increase in the currency translation reserve as GBP weakened against USD

• Transitional total capital increased by £2bn to £67.7bn. In addition to the increases in CET1 there was a T2 capital issuance of $1.25bn of fixed rate subordinated notes

• RWAs remained broadly stable at £413bn (June 2014: £411bn), with growth across Core businesses and the impact of currency movements, partially offset by a decrease in Non-Core

• As at 30 September 2014, Barclays' fully loaded Tier 1 capital was £46,609m, and the fully loaded Tier 1 ratio was 11.3%. Fully loaded total regulatory capital was £63,482m and the fully loaded total capital ratio was 15.4%. The fully-loaded Tier 1 capital and total capital measures are calculated without applying the transitional provisions set out in CRD IV and assessing compliance of AT1 and T2 instruments against the relevant criteria in CRD IV

• The PRA transitional capital is based on guidance provided in the December 2013 publication of PS 7/132, reflecting the minimum Capital Requirements Regulation (CRR) transitional path for the grandfathering of existing capital instruments within certain limits

1 The capital impacts of these items are net of tax.
2 PS 7/13 refers to PRA policy statement PS7/13 on strengthening capital standards published in December 2013.

Appendix V - Leverage

Leverage ratio requirements

On 10 October 2014, the European Commission adopted the delegated act to reflect the Basel Committee's revised standards for calculating the leverage ratio as outlined in BCBS 270. The adoption of the delegated act by the Commission triggered a three month scrutiny period, with the possibility of a further three month extension, within which the European Parliament or European Council can reject the act.

In June 2014, the PRA issued Supervisory Statement 3/13 which requires certain UK Banks to meet a 3% fully loaded leverage ratio based on the revised Basel 3 leverage calculation from 1 July 2014.

Barclays calculates its Basel 3 leverage ratio based on its understanding of the revised Basel standards and the requirements contained in the delegated act which reflect the most current understanding of implementation of the Basel standards in the European Union. The final rules may result in a different calculation methodology should the European Parliament or European Commission reject the delegated act.

Estimated BCBS 270 Leverage Impact

	As at 30.09.14	As at 30.06.14
Leverage exposure	£bn	£bn

Accounting assets
Derivative financial instruments	383	333
Cash collateral	60	60
Reverse repurchase agreements	158	172
Loans and advances and other assets	765	750
Total IFRS assets	1,366	1,315

Derivatives adjustments
Derivatives netting	(345)	(298)
Adjustments to cash collateral	(42)	(31)
Net written credit protection	28	29
Potential Future Exposure on derivatives	195	195
Total derivatives adjustments	(164)	(105)

Securities financing transactions adjustments	34	56

Regulatory deductions and other adjustments	(22)	(18)
Weighted off balance sheet commitments	110	105

Total fully loaded leverage exposure	1,324	1,353

CRD IV common equity tier 1 capital	42.0	40.8
CRD IV additional tier 1 capital	4.6	4.6
CRD IV tier 1 capital	46.6	45.4

Fully loaded leverage ratio	3.5%	3.4%

• The BCBS 270 leverage exposure decreased by £29bn to £1,324bn

- IFRS derivatives increased £50bn to £383bn, which was broadly offset by a £47bn increase in allowable netting to £345bn. Eligible cash collateral netting increased £11bn to £42bn, driven by business activity and optimisations

- IFRS reverse repurchase agreements decreased £14bn to £158bn and Securities Financing Transactions (SFT) adjustments reduced £22bn to £34bn due to lower match book trading and optimisations

Appendix VI - Credit Risk

Analysis of Loans and Advances and Impairment

As at 30.09.14	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Loan Impairment Charges1	Loan Loss Rates2
	£m	£m	£m	£m	%	£m	bps
Personal & Corporate Banking	144,466	1,143	143,323	2,490	1.7	203	19
Africa Banking	20,897	694	20,203	1,124	5.4	217	139
Barclaycard	36,506	1,703	34,803	1,723	4.7	821	301
Barclays Core	201,869	3,540	198,329	5,337	2.6	1,241	82

Barclays Non-Core	23,464	554	22,910	1,489	6.3	137	52
Total Group Retail	225,333	4,094	221,239	6,826	3.0	1,378	78

Investment Bank	123,098	37	123,061	44	-	(21)	(2)
Personal & Corporate Banking	78,324	640	77,684	1,759	2.2	156	27
Africa Banking	16,219	249	15,970	631	3.9	53	44
Head Office and Other Operations	3,294	-	3,294	-	-	-	-
Barclays Core	220,935	926	220,009	2,434	1.1	188	11

Barclays Non-Core	42,157	594	41,563	938	2.2	61	19
Total Group Wholesale	263,092	1,520	261,572	3,372	1.3	249	13

Group Total	488,425	5,614	482,811	10,198	2.1	1,627	43

Traded Loans	2,285	n/a	2,285
Loans and advances designated at fair value	19,397	n/a	19,397
Loans and advances held at fair value	21,682	n/a	21,682

Total loans and advances	510,107	5,614	504,493

As at 30.06.14
Personal & Corporate Banking	143,839	1,302	142,537	2,648	1.8	133	19
Africa Banking	20,820	700	20,120	1,175	5.6	167	162
Barclaycard	34,854	1,607	33,247	1,606	4.6	537	311
Barclays Core	199,513	3,609	195,904	5,429	2.7	837	85

Barclays Non-Core	37,383	823	36,560	2,233	6.0	101	54
Total Group Retail	236,896	4,432	232,464	7,662	3.2	938	80

Investment Bank	117,259	31	117,228	43	-	(26)	(4)
Personal & Corporate Banking	80,451	611	79,840	1,852	2.3	97	24
Africa Banking	15,263	263	15,000	633	4.1	29	38
Head Office and Other Operations	2,496	-	2,496	-	-	-	-
Barclays Core	215,469	905	214,564	2,528	1.2	100	9

Barclays Non-Core	40,598	1,629	38,969	2,705	6.7	72	36
Total Group Wholesale	256,067	2,534	253,533	5,233	2.0	172	14

Group Total	492,963	6,966	485,997	12,895	2.6	1,110	45

Traded Loans	3,074	n/a	3,074
Loans and advances designated at fair value	18,454	n/a	18,454
Loans and advances held at fair value	21,528	n/a	21,528

Total loans and advances	514,491	6,966	507,525
1 Excludes impairment charges on available for sale investments and reverse repurchase agreements.
2 Loan Loss Rate calculation includes the gross loans and advances for Barclays Non-Core (Retail: £11,777m, Wholesale: £1,694m) that have been reclassified to held for sale following the agreement to sell the Spanish businesses to Caixabank S.A.

Appendix VII - Other Information

Other Information

Results Timetable1	Date
Ex-dividend date	6 November 2014
Dividend Record date	7 November 2014
Scrip reference share price set and made available to shareholders	13 November 2014
Cut off time of 4.30 pm (London time) for the receipt of Mandate Forms or Revocation Forms (as applicable)	21 November 2014
Dividend Payment date /first day of dealing in New Shares	12 December 2014
2014 Full Year Results Release and Audited Annual Report	3 March 2015

For qualifying US and Canadian resident ADR holders, the third interim dividend of 1p per ordinary share becomes 4p per ADS (representing four shares). The ADR depositary will post the third interim dividend on 12 December 2014 to ADR holders on the record at close of business on 7 November 2014. The ex-dividend date will be 5 November 2014.

	Nine Months Ended	Nine Months Ended	% Change3
Exchange Rates2	30.09.14	30.09.13
Period end - USD/GBP	1.62	1.62	0%
Average - USD/GBP	1.67	1.54	8%
3 Month Average - USD/GBP	1.67	1.55	8%
Period end - EUR/GBP	1.28	1.19	8%
Average - EUR/GBP	1.23	1.17	5%
3 Month Average - EUR/GBP	1.26	1.17	8%
Period end - ZAR/GBP	18.32	16.21	13%
Average - ZAR/GBP	17.87	14.62	22%
3 Month Average - ZAR/GBP	17.98	15.48	16%

Share Price Data	30.09.14	30.06.14	30.09.13
Barclays PLC (p)	227.45	212.80	265.50
Barclays PLC number of shares (m)	16,453	16,417	16,113
Barclays Africa Group Limited (formerly Absa Group Limited) (ZAR)	154.13	161.50	147.40
Barclays Africa Group Limited (formerly Absa Group Limited) number of shares (m)	848	848	848

For further information please contact

Investor Relations	Media Relations
Charlie Rozes +44 (0) 20 7116 5752	Giles Croot +44 (0) 20 7116 6132

More information on Barclays can be found on our website: Barclays.com

Registered Office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839

Registrar
The Registrar to Barclays, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA United Kingdom.
Tel: 0871 384 20554 from the UK or +44 121 415 7004 from overseas.

1 Note that these announcement dates are provisional and subject to change. Any changes to the Scrip Dividend Programme dates will be made available at Barclays.com/dividends.
2 The average rates shown above are derived from daily spot rates during the year used to convert foreign currency transactions into GBP for accounting purposes.
3 The change is the impact to GBP reported information.
4 Calls cost 8p per minute plus network extras. Lines open 8.30am to 5.30pm UK time, Monday to Friday, excluding UK public holidays.